

NYSE
AN ICE EXCHANGE

May 31, 2024

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the 7.250% Subordinated Notes due 2084 (and the subordinated guarantees related thereto) of Brookfield Infrastructure Finance ULC, guaranteed by Brookfield Infrastructure Partners L.P., Brookfield Infrastructure L.P., BIP Bermuda Holdings I Limited, Brookfield Infrastructure Holdings (Canada) Inc., Brookfield Infrastructure LLC, and BIPC Holdings Inc., under the Exchange Act of 1934.

Sincerely,

New York Stock Exchange
11 Wall Street
New York, NY 10005
Tel: +1 212.656.3000
nyse.com